UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33614

ULTRA PETROLEUM CORP.

(Exact Name of Registrant as Specified in Its Charter)

Ultra Petroleum Corp.

116 Inverness Drive East, Suite 400

Englewood, Colorado 80112

(303) 708-9740

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

On May 14, 2020, Ultra Petroleum Corp. (the “Company”) and certain of its subsidiaries, including Keystone Gas Gathering, LLC, Ultra Resources, Inc., Ultra Wyoming, LLC, Ultra Wyoming LGS, LLC, UP Energy Corporation, UPL Pinedale, LLC and UPL Three Rivers Holdings, LLC (collectively with the Company, the “Ultra Entities” or the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Houston Division of the United States Bankruptcy Court for the Southern District of Texas. The Ultra Entities’ Chapter 11 cases are being jointly administered under the caption In re Ultra Petroleum Corp., et al, Case No. 20-32631. On August 19, 2020, the Debtors filed the proposed Second Amended Joint Chapter 11 Plan of Reorganization of the Debtors (as amended, modified or supplemented from time to time, the “Plan”), and on September 14, 2020 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from bankruptcy. All previously issued and outstanding equity interests in the Company (which include the Company’s prior common stock, no par value (the “Common Stock”)) were automatically cancelled and extinguished as of the Effective Date. This Form 15 is being filed for the purpose of terminating the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ultra Petroleum Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ULTRA PETROLEUM CORP.

Date:	September 15, 2020	By:	/s/ Kason D. Kerr
			Name:	Kason D. Kerr
			Title:	Vice President, General Counsel and Corporate Secretary